Exhibit 77E

Legal Proceedings

I. Tribune Company

Maxim Series Fund, Inc.

(the “Fund”)

Maxim Ariel MidCap Value Portfolio

Maxim T. Rowe Price Equity/Income Portfolio

Maxim Stock Index Portfolio

Maxim S&P 500® Index Portfolio

(the “Portfolios”)

Several lawsuits have been filed relating to the Portfolios' investments in Tribune Company in connection with Tribune Company’s Chapter 11 bankruptcy proceeding. The lawsuits stem from a leveraged buyout transaction by which Tribune Company converted to a privately-held company in 2007. On December 7, 2010, the Fund and GW Capital Management, LLC, doing business as Maxim Capital Management, LLC (“MCM”), were named as defendants and putative members of the proposed defendant class of shareholders in an adversary proceeding brought by The Official Committee of Unsecured Creditors of Tribune Company in the U.S. Bankruptcy Court for the District of Delaware. On September 20, 2011, the Fund was named as a defendant and a putative defendant class member in a lawsuit filed by the indenture trustees of certain noteholders of Tribune Company in the U.S. District Court for the District of Colorado. The Maxim T. Rowe Price Equity/Income Portfolio was also named as a defendant in this lawsuit. The same indenture trustees have filed similar lawsuits in other jurisdictions against former Tribune shareholders. The plaintiffs in all these lawsuits seek to recover amounts paid to Tribune shareholders in connection with the leverage buyout, plus interest and attorneys’ fees and expenses.

The lawsuits allege no misconduct by the Fund, MCM, or the Portfolios, and the Fund, MCM, and the Portfolios intend to vigorously defend themselves in the lawsuits. If the lawsuits were to be decided or settled in a manner adverse to the Portfolios, the payment of such judgments or settlements could have a material adverse effect on the Portfolios’ net asset values.

As of December 31, 2011, the Maxim Ariel MidCap Value Portfolio, Maxim T. Rowe Price Equity/Income Portfolio, Maxim Stock Index Portfolio, and Maxim S&P 500® Index Portfolio had total net assets of $41,497,434, $681,226,620, $274,471,796, and $939,247,719, respectively. The value of the proceeds received by the Maxim T. Rowe Price Equity/Income Portfolio, Maxim Stock Index Portfolio, and Maxim S&P 500® Index Portfolio in connection with the leveraged buyout is approximately $14,059,000, $83,232, and $170,136, respectively. The Maxim Ariel MidCap Value Portfolio received appropriately $23,706,030 in proceeds from sales of Tribune Company shares made on the open market after the leverage buyout was announced to the public.

II. LyondellBasell

Maxim Stock Index Portfolio

(the “Portfolio”)

A lawsuit has been filed relating to the Portfolio's investments in LyondellBasell Finance Company in connection with its 2009 Chapter 11 bankruptcy proceeding. The lawsuit stems from a 2007 leveraged buyout of Lyondell Chemical Company by Basell AF S.C.A. On December 19, 2011, the Portfolio was named as a defendant and putative member of the proposed defendant class of shareholders in an adversary proceeding brought by Edward S. Weisfelner, as Trustee of the LB Creditor Trust in the U.S. Bankruptcy Court for the Southern District of New York. The plaintiffs seek to recover amounts paid to Lyondell Chemical Company shareholders in connection with the leveraged buyout, plus interest and attorneys’ fees and expenses.

The lawsuits allege no misconduct by the Portfolio, and the Portfolio intends to vigorously defend itself in the lawsuit. If the lawsuit were to be decided or settled in a manner adverse to the Portfolio, the payment of such judgments or settlements could have a material adverse effect on the Portfolio’s net asset value.

As of December 31, 2011, the Portfolio had total net assets of $274,471,796. The value of the proceeds received by the Portfolio in connection with the leveraged buyout was approximately $398,688.